TALISMAN ENERGY INC.

NOTICE OF INTENTION

TO MAKE A

NORMAL COURSE ISSUER BID

1.	Name of Issuer

TALISMAN ENERGY INC. (the "Company")

2.	Shares Sought

The normal course issuer bid relates to the common shares (the "Shares") of the Company.

The Company may purchase up to a maximum of 104,732,244 Shares over the course of the next 12 months, representing 10% of the public float outstanding as of the date hereof. Not more than 2% of the outstanding Shares will be purchased in any 30-day period. The number of Shares that the Company ultimately acquires pursuant to this notice is dependent upon asset sales proceeds received and general market conditions. All Shares purchased will be cancelled. As of the date hereof, the Company has 1,048,518,305 Shares outstanding.

3.	Duration

The normal course issuer bid will commence on March 28, 2007 and will terminate on March 27, 2008.

4.	Method of Acquisition

The Shares will be purchased from time to time through the facilities of Toronto Stock Exchange ("TSX") and the New York Stock Exchange (“NYSE”). The purchase and payment for the Shares will be made by the Company in accordance with the policies of the exchange through which the Shares are purchased.

The price paid by the Company for any Shares purchased by it pursuant to this notice will be the market price of the Shares at the time of the purchase.

5.	Consideration Offered

Shares purchased will be paid for with cash available from the Company's working capital, existing credit facilities or the disposition of non-core assets. The aggregate amount which the Company may spend on such purchases will be subject to ongoing review and authorization by the Company's Board of Directors within the context of its ongoing budget reviews. There are no restrictions on the purchases that may be made by the Company other than as set forth herein.

6.	Reasons for the Normal Course Issuer Bid

The Company's primary objective is to increase shareholder value by delivering growth in reserves and production volumes per common share. While successful exploration and development are the best value generators in the upstream oil and gas business, the Company also advances this objective through the purchase of its own shares, thus enhancing the underlying value of its remaining outstanding shares.

7.	Valuations

To the knowledge of the directors and officers of the Company, after reasonable inquiry, there have not been any independent appraisals or valuations regarding the Company, its material assets or securities prepared within the last two years preceding the date hereof, other than annual independent evaluations of certain of the petroleum and natural gas reserves of the Company and its subsidiaries which are used to test and substantiate the Company's internal estimates. The Company annually prepares estimates of its petroleum and natural gas reserves and publicly discloses a summary thereof. The Company obtains annual audits by independent external engineering consultants of its reserve estimates for some of its properties on a rotating basis.

8.	Previous Purchases

During the 12 month period of Talisman's previous normal course issuer bid (and specifically, from March 28, 2006 to March 18, 2007), the Company purchased an aggregate of 50,807,800 Shares at an average price of $18.84 per share.

9.	Persons Acting Jointly or in Concert With the Issuer

No person or company is acting jointly or in concert with the Company in connection with the normal course issuer bid.

10.	Acceptance by Insiders, Affiliates and Associates

Except as set forth below, to the knowledge of the directors and officers of the Company, after reasonable inquiry, none of the directors or senior officers of the Company, nor any associates thereof, presently intends to sell any Shares during the course of the normal course issuer bid. It is possible, however, that sales by such persons may occur as a result of the exercise by such persons of outstanding options during the course of the normal course issuer bid or as a result of personal circumstances or decisions unrelated to the existence of the normal course issuer bid.

To the knowledge the directors and officers of the Company, no person holds 10% or more of any class of equity securities of the Company.

The Company does not have any contract, arrangement or understanding, formal or informal, with any holder of Shares with respect to its proposed purchase of Shares under the normal course issuer bid.

11.	Material Changes in the Affairs of the Issuer

There are no material changes or plans or proposals for material changes in the affairs of the Company that have not previously been publicly disclosed. The Company is continually reviewing potential acquisitions and dispositions of oil and gas properties and potential acquisitions of or combinations with other oil and gas companies.

12.	Certificate

This Notice of Intention is certified to be complete and accurate and in compliance with Part 6 of the Rules of the TSX and the policy statement of TSX on normal course issuer bids. This Notice of Intention contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The undersigned has been authorized by the Board of Directors of the Company to sign this Notice of Intention.

DATED March 19, 2007.

“J. W. Buckee”
James W. Buckee
President and Chief Executive Officer